                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                          For the Month of October 2003

                                  ------------

                         (Commission File. No 0-30718).

                                   -----------

                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

                               13811 Wireless Way
                   Richmond, British Columbia, Canada V6V 3A4
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                     Form 20-F  X          40-F
                               ---              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes:                  No:  X
                          ---                  ---

                              SIERRA WIRELESS, INC.

             FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003

                               UNITED STATES GAAP

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION OF OUR CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAS BEEN PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) AND, EXCEPT WHERE OTHERWISE SPECIFICALLY INDICATED, ALL AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS.

VOQ PROFESSIONAL PHONE

Subsequent to the third quarter, we announced the Voq line of professional phones and value-added software for business users. New Voq-branded professional phones will be based on Microsoft Windows Mobile software for Smartphones and will feature both a familiar phone keypad and unique flip-open QWERTY thumbpad. The Voq product line also includes other hardware and software innovations for easy information navigation and retrieval, compelling text entry, and email that is automatically updated. The first Voq model will support global markets by operating over the GSM and GPRS wireless networks and is expected to be commercially available in the first half of 2004.

ACQUISITION OF AIRPRIME, INC.

On August 12, 2003 we acquired 100 percent of the outstanding securities of AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. We subsequently changed the name of AirPrime to Sierra Wireless America, Inc. The results of AirPrime's operations have been included in our consolidated financial statements since that date. As a result of the acquisition, we expect the combined entity to be a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global distribution channels and a strong balance sheet.

The aggregate purchase price was $23.7 million including common shares valued at $22.4 million and costs related to the acquisition of $1.3 million. The value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

2003 RESTRUCTURING AND INTEGRATION COSTS

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime. During the three and nine months ended September 30, 2003, we recorded restructuring and other charges of $1.2 million as follows:

Fixed and intangible asset writedowns..........................   $       0.6
Workforce reductions...........................................           0.3
Expense in-process research and development costs..............           0.3
                                                                  -----------
     Total restructuring and other charges.....................   $       1.2
                                                                  ===========

The writedowns of fixed and intangible assets of $0.6 million were primarily for research and development equipment, test equipment and research and development licenses which are no longer required. These assets were written down to nil. Workforce reduction charges of $0.3 million were related to the cost of severance and benefits associated with 11 employees notified of termination. Of the 11 employees, seven were in product development and four were in manufacturing. As of September 30, 2003, there are no restructuring amounts remaining to be paid out related to workforce reductions. The in-process research and development costs of $0.3 million represent projects that have not yet reached technological feasibility and have no alternative future use. Accordingly, this amount was immediately expensed.

In the third quarter of 2003, we also incurred integration costs of $1.0 million, which included costs related to 13 existing employees retained for the transition period. All of these employees are expected to complete their integration activities and will be terminated by December 31, 2003.

SUPPLY CHAIN

During the second quarter of 2003, we implemented significant changes to our supply chain. These included the transfer of global fulfillment and CDMA product manufacturing to Flextronics. By using their fully integrated supply chain services, we expect to reduce product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability.

2002 RESTRUCTURING

In the second quarter of 2002, we implemented a business restructuring program intended to reduce operating expenses and asset levels as a result of our assessment of current and visible demand. We expected sales growth to continue to be challenged by the low level of enterprise spending and by overall conditions affecting the wireless communications industry.

For the three and nine months ended September 30, 2002, we recorded restructuring and other costs of nil and $36.1 million. We reduced our workforce from 275 to 180 people. In addition, the restructuring and other costs included a writedown for excess inventory, impairment of fixed, intangible and other assets, and a provision for facilities restructuring and other costs related to the restructuring.

We recorded a writedown of inventory, including purchase commitments, amounting to $16.7 million. The writedown was related primarily to our CDPD and 2G CDMA products.

Fixed and intangible assets impairment charges of $4.8 million and $3.0 million, respectively, consisted of writedowns primarily for research and development equipment, test equipment, corporate assets and research and development licenses. The fixed assets were written down to the current fair value for this type of equipment. The research and development licenses, which were no longer required, were written down to nil. In addition, our deferred tax asset valuation allowance was increased by $3.8 million to reflect the reduction in the portion of our deferred tax assets that we believed was more likely than not to be realized.

Workforce reduction charges of $1.6 million were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration.

As a result of the above noted workforce reduction and our assessment of demand, it was determined that the leased facilities exceeded our requirements, and we recorded a provision of $4.7 million that represented the estimated net present value of future contractual obligations that are in excess of our estimated future requirements. The cash outlay of approximately $4.7 million related to the facilities restructuring is expected to be incurred over the remaining term of the lease and will be funded from available sources of liquidity.

Other charges of $1.5 million included provisions for purchase commitments, a writedown of an investment, and other professional fees in connection with the restructuring activities.

RESULTS OF OPERATIONS - THREE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2002

REVENUE

Revenue amounted to $26.2 million in the third quarter of 2003, compared to $21.1 million in the same period in 2002, an increase of 24.2%. Included in our revenue was engineering services of $0.4 million in the third quarter of 2003, compared to $1.0 million in the third quarter of 2002. The increase in revenue was a result of additional revenue from selling newly acquired products and an increase in sales of our 2.5G AirCard products in the Asia-Pacific region. Our revenue by product for the third quarter of 2003 was AirCards 68%, OEM 21%, Mobile 7% and Other 4%, compared to 62%, 25%, 7% and 6%, respectively, in the same period of 2002. Our revenue by region for the third quarter of 2003 was the Americas 78%, the Asia-Pacific region 15% and Europe 7%, compared to 84%, 6% and 10%, respectively, in the same period of 2002.

GROSS MARGIN

Gross margin amounted to $10.7 million in the third quarter of 2003, compared to $8.3 million in the third quarter of 2002. Gross margin as a percentage of revenue increased to 40.8% in 2003, compared to 39.2% in 2002. Included in our gross margin was engineering services of $0.4 million in the third quarter of 2003, compared to $1.0 million in the same period of 2002. The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reductions. During the three months ended September 30, 2003, we sold $0.4 million of products that had a book value after writedowns of nil.

SALES AND MARKETING

Sales and marketing expenses amounted to $2.7 million in the third quarter of 2003, compared to $2.8 million in the same period of 2002, a decrease of 5.3%. The decrease is a result of our continued focus on operating expense control. Sales and marketing expenses as a percentage of revenue decreased to 10.1% in 2003, compared to 13.3% in 2002, primarily as a result of higher revenue.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of research and development funding, amounted to $4.7 million in the third quarter of 2003, compared to $3.2 million in the same period in 2002, an increase of 45.4%. Research and development expenses increased in the third quarter of 2003 due to reduced research and development funding, the addition of staff and projects from the AirPrime acquisition and the development costs of the Voq professional phone. Gross research and development expenses, before research and development funding, were $4.7 million or 17.9% of revenue in 2003, compared to $3.6 million or 16.9% of revenue in 2002. We expect to continue to invest in research and development for future growth.

ADMINISTRATION

Administration expenses amounted to $1.3 million, or 5.1% of revenue, in the third quarter of 2003, compared to $1.3 million, or 6.3% of revenue, in the third quarter of 2002. Included in administration expenses for the third quarter of 2003 is an additional recovery from Metricom of $0.2 million. Administration expenses, excluding the recovery from Metricom, increased by 18.3% due primarily to increased insurance costs and the addition of staff from the AirPrime acquisition.

RESTRUCTURING AND OTHER CHARGES

In the third quarter of 2003, we incurred restructuring and other charges of $1.2 million as a result of our acquisition of AirPrime. The charges included writedowns of fixed and intangible assets, severance costs for workforce reductions and expensing of in-process research and development costs. In the third quarter of 2003, there were no adjustments to the 2002 restructuring charges.

INTEGRATION COSTS

In the third quarter of 2003, we incurred integration costs of $1.0 million as a result of our acquisition of AirPrime. The charges include costs of existing staff and contractors retained for the transition period and costs related to integration activities. All of these employees and contractors are expected to complete their integration activities and will be terminated by December 31, 2003.

OTHER INCOME (EXPENSE)

Other expense was $0.1 million in the third quarter of 2003, compared to other income $0.1 million in the same period of 2002. Other expense includes foreign exchange gains and losses, interest expense and interest income. The increase in expenses in 2003 is due primarily to net foreign exchange losses resulting from the strength of the U.S. dollar against the Canadian dollar during the third quarter of 2003.

NET EARNINGS (LOSS)

Our net loss amounted to $0.9 million in the third quarter of 2003, compared to net earnings of $0.5 million in the same period of 2002. Our net earnings, excluding restructuring and integration costs of $2.2 million and the Metricom recovery of $0.2 million, was $1.1 million in 2003, compared to net earnings of $0.5 million in 2002. Our loss per share amounted to $0.05 for the third quarter of 2003, compared to diluted earnings per share of $0.03 in 2002. Our diluted earnings per share, excluding restructuring and integration costs and the Metricom recovery, were $0.06 for 2003, compared to $0.03 in 2002. Our weighted average number of shares outstanding on a diluted basis increased to
18.4 million in 2003, compared to 16.5 million in 2002 due to the issuance of
3.7 million common shares related to the acquisition of AirPrime.

RESULTS OF OPERATIONS - NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2002

REVENUE

Revenue was $66.9 million for the nine months ended September 30, 2003, compared to $54.6 million in the same period in 2002, an increase of 22.5%. Included in our revenue was engineering services of $0.4 million in 2003, compared to $3.4 million in 2002. The increase in revenue was a result of additional revenue from selling newly acquired products and an increase in sales of our 2.5G AirCard products in the Asia-Pacific region and Europe. Our revenue by product for the nine months ended September 30, 2003 was AirCards 76%, OEM 15%, Mobile 6% and Other 3%, compared to 52%, 27%, 12% and 9%, respectively, in the same period of 2002. Our revenue by region for the first nine months of 2003 was the Americas 64%, the Asia-Pacific region 18% and Europe 18%, compared to 81%, 4% and 7%, respectively, in the same period of 2002.

GROSS MARGIN

Gross margin amounted to $27.0 million, or 40.3% of revenue, in the first nine months of 2003, compared to a gross margin of $1.4 million or 2.6% of revenue in 2002. Gross margin amounted to $27.0 million, or 40.3% of revenue in the first nine months of 2003, compared to a gross margin, excluding restructuring and other charges of $19.0 million, of $20.4 million, or 37.4% of revenue, in the same period of 2002. Included in our gross margin was engineering services of $0.4 million for the nine months ended September 30, 2003, compared to $3.4 million in the same period of 2002. The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reduction. During the nine months ended September 30, 2003, we sold $1.0 million of products that had a book value after writedowns of nil. We also recorded an additional writedown for 2G inventory of $0.3 million. The net effect on the gross margin percentage of 2G products was negligible.

SALES AND MARKETING

Sales and marketing expenses amounted to $8.0 million for the nine months ended September 30, 2003, compared to $8.4 million in the same period of 2002, a decrease of 5.4%. Sales and marketing expenses decreased in 2003 as a result of our continued focus on operating expense control. Sales and marketing expenses as a percentage of revenue decreased to 11.9% in 2003, compared to 15.4% in 2002 due to an increase in revenue.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of research and development funding, amounted to $10.4 million, or 15.5% of revenue, for the nine months ended September 30, 2003, compared to $12.6 million, or 23.1% of revenue, for the same period in 2002. Research and development expenses in 2003 decreased 17.9% due primarily to cost reductions under our restructuring plan implemented during the second quarter of 2002 and a reduction in costs during 2003 related to the development of products based on CDMA and GPRS standards. The decrease was partially offset by the addition of staff and projects from the AirPrime acquisition and the development costs of the Voq professional phone. Gross research and development expenses, before research and development funding, were $10.9 million or 16.2% of revenue in 2003, compared to $14.2 million or 25.9% of revenue in 2002. We expect to continue to invest in research and development for future growth.

ADMINISTRATION

Administration expenses were $4.4 million, or 6.6% of revenue, in the nine months ended September 30, 2003, compared to $5.1 million, or 9.4% of revenue, for the same period of 2002. Included in administration expense for the nine months ended September 30, 2003 is an additional recovery from Metricom of $0.5 million. Administration expenses, excluding the Metricom recovery, decreased by 4.5% due primarily to the cost reductions under our restructuring plan implemented in the second quarter of 2002.

RESTRUCTURING AND OTHER CHARGES

In the nine months ended September 30, 2003, we incurred restructuring charges of $1.2 million as a result of our acquisition of AirPrime. The charges included writedowns of fixed and intangible assets, severance costs for workforce reductions and expensing of in-process research and development costs. In the nine months ended September 30, 2003, there were no adjustments to the 2002 restructuring charges.

In the nine months ended September 30, 2002 we implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand for our products. As a result, in 2002 we recorded restructuring and other charges of $13.1 million consisting of charges for impairment of fixed and intangible assets, severance costs, provision for facilities restructuring and other costs related to the restructuring.

INTEGRATION COSTS

In the nine months ended September 30, 2003, we incurred integration costs of $1.0 million as a result of our acquisition of AirPrime. The charges include costs of existing employees and contractors retained for the transition period and costs related to integration activities. All of these employees and contractors are expected to complete their integration activities and will be terminated by December 31, 2003.

NET EARNINGS (LOSS)

Our net earnings amounted to $0.3 million in the nine months ended September 30, 2003, compared to a net loss of $43.0 million in the same period of 2002. Our net earnings, excluding restructuring and integration costs of $2.2 million and the Metricom recovery of $0.5 million, were $2.1 million in 2003, compared to a net loss, excluding restructuring and other costs of $36.1 million, of $6.8 million in 2002. Our diluted earnings per share were $0.02 for the first nine months of 2003, compared to a loss per share of $2.64 in 2002. Our diluted earnings per share, excluding restructuring and integration costs and the Metricom recovery, amounted to $0.12 for first nine months of 2003, compared to a loss per share, excluding restructuring costs, of $0.42 in 2002. Our weighted average number of shares outstanding on a diluted basis increased to 17.6 million in 2003, as compared to 16.3 million in 2002 due to the issuance of 3.7 million common shares related to the acquisition of AirPrime.

CONTINGENT LIABILITIES

In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. In the second quarter of 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

SIGNIFICANT CONTRACTS

We have significant development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS, and Verizon Wireless. These agreements provide that we will develop new products for new wireless technologies that the wireless carriers are deploying and that the wireless carriers will then purchase those new products for resale. Under the terms of these agreements, if our products do not meet various specifications and schedules, mutually acceptable adjustments may be made, volume commitments may be reduced or deliveries may be delayed, any of which could have a material adverse impact on our results of operations. In 2002, development and deployment of these new technologies by the wireless industry and development of our new products were affected by various delays. During 2002, we commenced commercial volume shipments to each of the wireless carriers and we continued to ship under these contracts in the first nine months of 2003. We expect to substantially complete volume shipments on all three contracts during the last quarter of 2003.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from our estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

o We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. If the financial condition of any of our customers deteriorates, we may increase our allowance.

o We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated market value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. If market conditions are worse than our projections, we may further writedown the value of our inventory.

o We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, we may make an adjustment to our deferred tax assets which would be charged to income.

o We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

     An increasing amount of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

     Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

o We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and management's estimates. If we suffer a decrease in the quality of our products, we may increase our accrual.

o We recorded a lease provision during 2002 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions including the obtainable sublease rates and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, we may increase our provision.

o We monitor the recoverability of long-lived assets, which includes capital assets and intangible assets, based on our evaluation of factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. We record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time, the carrying amount is written down to the undiscounted estimated future net cash flows from the asset.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2003, we did not have any off-balance sheet finance or special purpose entities. We have entered into a number of capital leases relating to research and development equipment and information systems. These leases and commitments are disclosed in the annual consolidated financial statements.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value, but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Cash provided by operations amounted to $10.9 million for the nine months ended September 30, 2003, compared to cash used by operations of $7.3 million in the same period of 2002, an improvement of $18.2 million. The source of cash during 2003 was due mainly to our operating income and changes in working capital.

Cash used for capital expenditures was $1.0 million in the nine months ended September 30, 2003, compared to $2.0 million in 2002, and was primarily for research and development equipment. Expenditures on intangible assets were $3.9 million in 2003, compared to $1.0 million in 2002 and were primarily for license fees and patents. During the third quarter of 2003, we provided interim financing to AirPrime, Inc. of $1.0 million for working capital purposes until the combination closed. As a result of closing the combination in August 2003, the $1.0 million interim financing became an intercompany debt and has been eliminated on consolidation.

One of our significant sources of funds is expected to be our future operating cash flow. Our future revenue is dependent on us fulfilling our commitments in accordance with agreements with major customers. We have a customer concentration risk, as a few customers represent a significant portion of our expected future revenue. We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash on hand, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

o Net cash and short-term investments amounted to $39.4 million at September 30, 2003 compared to $34.8 million at December 31, 2002.

o Accounts receivable amounted to $18.9 million at September 30, 2003 compared to $13.9 million at December 31, 2002.

o Our operating line of credit is with a Canadian chartered bank. The available facility amounts to $10.0 million, bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets. At September 30, 2003, there were no borrowings under this line of credit.

MARKET RISK DISCLOSURE

Our risk from currency fluctuations between the Canadian and U.S. dollars is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars and act accordingly. During the third quarter of 2003, the U.S. dollar strengthened against the Canadian dollar. We have purchased Canadian currency to meet our projected Canadian dollar cash needs for the near term and to manage our foreign currency risk on Canadian dollar denominated operating expenses. We could be exposed to foreign exchange losses should the U.S. dollar strengthen in future periods.

As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. We have distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe our exposure to Euro transactions will increase. To date we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it to be necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" is not material to our financial results.

RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2003, except for the $1.0 million loaned to AirPrime for working capital purposes prior to closing the combination on August 12, 2003, there were no material related party transactions.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end-customer demand conditions, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully integrate AirPrime into our business and upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

RISK FACTORS

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

WE HAVE INCURRED NET LOSSES IN THE PAST THREE FISCAL YEARS AND MAY NOT SUSTAIN PROFITABILITY.

     We have incurred a loss from operations in each of the past three fiscal years. As of September 30, 2003 our accumulated deficit was approximately $73.2 million. We incurred losses of approximately $41.7 million for the year ended December 31, 2002. While we had a profit of $0.3 million for the nine months ended September 30, 2003, our ability to achieve and maintain profitability will depend on, among other things, the continued sales of our products and the successful development and commercialization of new products. We cannot predict if the current profitability will be sustainable on a quarterly or an annual basis. As a result, our share price may decline.

     If the current profitability does not continue, we may need to raise additional capital in the future. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital though an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares.

IF DEMAND FOR OUR CURRENT PRODUCTS DECLINES AND WE ARE UNABLE TO LAUNCH SUCCESSFUL NEW PRODUCTS, OUR REVENUES WILL DECREASE.

     The market for our products may not continue to grow, firms within the industry may not adopt our technology for integration with their wireless data communications solutions, and we may be unsuccessful in independently establishing markets for our products. If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition. In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, reduced demand for our current products would cause our revenues to decline and harm our financial condition. Significant marketing expenses associated with the launch of new products could also affect our future profitability.

IF WE ARE UNABLE TO DESIGN AND DEVELOP NEW PRODUCTS THAT GAIN SUFFICIENT COMMERCIAL ACCEPTANCE, WE MAY BE UNABLE TO MAINTAIN OUR MARKET SHARE OR TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND OUR REVENUES COULD DECLINE.

     We depend on designing and developing new products to achieve much of our future growth. Our ability to design and develop new products depends on a number of factors, including, but not limited to the following:

     o    Our ability to attract and retain skilled technical employees;

     o    The availability of critical components from third parties;

     o Our ability to successfully complete the development of products in a timely manner; and

     o Our ability to manufacture products at an acceptable price and quality.

     A failure by us, or our suppliers, in any of these areas, or a failure of new products, such as Voq, to obtain commercial acceptance, could mean we receive less revenue than we anticipate, we are unable to recover our research and development expenses and could result in a decrease in the market price for our shares.

THE LOSS OF ANY OF OUR MATERIAL CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY, AND THEREFORE SHAREHOLDER VALUE.

     We depend on a small number of customers for a significant portion of our revenues. In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

WE DO NOT EXPECT TO HAVE SIGNIFICANT LONG TERM CUSTOMER CONTRACTS AND OUR REVENUES WILL BE NEGATIVELY IMPACTED IF CUSTOMERS DO NOT CONTINUE TO ORDER OUR PRODUCTS UNDER PURCHASE ORDERS.

     In late 1999 and 2000, we entered into significant supply contracts with AT&T Wireless, Sprint PCS and Verizon Wireless. We expect to substantially complete volume shipments on all three contracts during the last quarter of 2003. Thereafter, we will rely only on purchase orders with these customers, and these customers, like our other customers, will be under no contractual obligation to purchase our products. If they do not make such purchases, our revenue and our share price may decline.

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROSS MARGINS AND, AS A RESULT, OUR PROFITABILITY MAY DECREASE.

     We generally price our products based on our estimate of future production costs. If actual production costs are higher than we anticipate, our gross margins will decrease. In addition, competitive pressures may force us to lower our product prices, which will decrease our gross margins if we are unable to offset that effect by cost reduction measures. If our gross margins are reduced with respect to an important product line, or if our sales of lower margin products exceed our sales of higher margin products, our profitability may decrease and our business could suffer.

OUR REVENUES AND EARNINGS MAY FLUCTUATE FROM QUARTER TO QUARTER, WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

     Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

     o    The timing of releases of our new products;

     o    The timing of substantial sales orders;

     o    Possible seasonal fluctuations in demand;

     o Possible delays in the manufacture or shipment of current or new products; and

     o    Possible delays or shortages in component supplies.

     Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Thus, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

WE DEPEND ON A FEW THIRD PARTIES TO MANUFACTURE OUR PRODUCTS AND SUPPLY KEY COMPONENTS. IF THEY DO NOT MANUFACTURE OUR PRODUCTS PROPERLY OR CANNOT MEET OUR NEEDS IN A TIMELY MANNER, WE MAY BE UNABLE TO FULFILL OUR PRODUCT DELIVERY OBLIGATIONS AND OUR COSTS MAY INCREASE, AND OUR REVENUE AND MARGINS COULD DECREASE.

     We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. Moreover, we currently rely principally on one manufacturer, which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

     o    The absence of guaranteed manufacturing capacity;

     o    Reduced control over delivery schedules, production yields and costs;
          and

     o Inability to control the amount of time and resources devoted to the manufacture of our products.

     If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

WE DO NOT HAVE FIXED-TERM EMPLOYMENT AGREEMENTS WITH OUR KEY PERSONNEL AND THE LOSS OF ANY KEY PERSONNEL MAY HARM OUR ABILITY TO COMPETE EFFECTIVELY.

     None of our officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current key employees or attract and retain additional key employees as needed. The loss of key employees could disrupt our operations and impair our ability to compete effectively.

     Our Chief Financial Officer, or CFO, and our Chief Technical Officer, or CTO, are scheduled to retire in the next several months. We are currently seeking to identify the CFO's successor. We are not seeking a successor for the CTO, and we expect that his present duties will be shared among certain of our existing officers. If we are unable to adequately replace our CFO or if our other executive officers are unable to adequately undertake our CTO's duties, our operations may be disrupted or our ability to compete may be impaired.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY, INDUSTRY STANDARDS AND CUSTOMER PREFERENCES, WHICH COULD CAUSE US TO BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND LOSE REVENUES.

     The wireless industry is characterized by rapid technological change. Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

COMPETITION FROM BIGGER MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES MAY PREVENT US FROM INCREASING OR MAINTAINING OUR MARKET SHARE AND COULD RESULT IN PRICE REDUCTIONS AND REDUCED REVENUES.

     The wireless data industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

WE DEPEND ON THIRD PARTIES TO OFFER WIRELESS DATA COMMUNICATIONS SERVICES FOR OUR PRODUCTS TO OPERATE.

     Our products can only be used over wireless data networks operated by third parties. In addition, our future growth depends, in part, on the successful deployment of next generation wireless data networks by third parties for which we are developing products. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES, INCLUDING OUR ACQUISITION OF AIRPRIME, MAY RESULT IN DISRUPTIONS TO OUR BUSINESS OR MAY NOT ACHIEVE THE ANTICIPATED BENEFITS.

     As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any other acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

     o    Exposure to unknown liabilities of acquired companies;

     o    Higher than anticipated acquisition costs and expenses;

     o Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

     o The difficulty and expense of integrating the operations and personnel of the companies;

     o    Disruption of our ongoing business;

     o Diversion of management's time and attention away from our remaining business during the integration process;

     o Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

     o The inability to implement uniform standards, controls, procedures and policies;

     o The loss of key employees and customers as a result of changes in management;

     o    The incurrence of amortization expenses; and

     o    Possible dilution to our shareholders.

     In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

     On August 12, 2003, we completed our acquisition of AirPrime. The integration of AirPrime into our business is ongoing and the acquisition of AirPrime is subject to all of the risks set out above.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM TO OUR REPUTATION.

     It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

     o We may be liable for damages and litigation costs, including attorneys' fees;

     o    We may be prohibited from further use of the intellectual property;

     o We may have to license the intellectual property, incurring licensing fees; and

     o We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

     Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY COULD PLACE US AT A COMPETITIVE DISADVANTAGE.

     Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

     Our strategies to deter misappropriation could be inadequate due to the following risks:

     o Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

     o    Undetected misappropriation of our intellectual property;

     o The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

     o    Development of similar technologies by our competitors.

     In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

AS OUR BUSINESS EXPANDS INTERNATIONALLY, WE WILL BE EXPOSED TO ADDITIONAL RISKS RELATING TO INTERNATIONAL OPERATIONS.

     Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

     o Increased credit management risks and greater difficulties in collecting accounts receivable;

     o Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

     o Uncertainties of laws and enforcement relating to the protection of intellectual property;

     o    Language barriers; and

     o    Potential adverse tax consequences.

     Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

GOVERNMENT REGULATION COULD RESULT IN INCREASED COSTS AND INABILITY TO SELL OUR PRODUCTS.

     Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR MAY AFFECT OUR OPERATING RESULTS.

     We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other costs of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy, but we have purchased Canadian currency to cover our Canadian currency requirements for the next several fiscal quarters. We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

                              SIERRA WIRELESS, INC.

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                (Expressed in thousands of United States dollars,
                            except per share amounts)
          (Prepared in accordance with United States generally accepted accounting principles (GAAP))
                                  (Unaudited)

                                                        Three Months Ended           Nine Months Ended
                                                           September 30,               September 30,
                                                       ---------------------       ---------------------
                                                         2003         2002           2003         2002
                                                       --------     --------       --------     --------
Revenue............................................    $ 26,170     $ 21,068       $ 66,930     $ 54,623
Cost of goods sold.................................      15,486       12,802         39,975       53,185
                                                       --------     --------       --------     --------
Gross margin.......................................      10,684        8,266         26,955        1,438
                                                       --------     --------       --------     --------

Expenses
  Sales and marketing..............................       2,653        2,801          7,972        8,431
  Research and development, net ...................       4,677        3,217         10,373       12,633
  Administration...................................       1,331        1,331          4,399        5,141
  Restructuring and other charges .................       1,220           --          1,220       13,093
  Integration costs ...............................       1,026           --          1,026           --
  Amortization.....................................         590          529          1,689        1,776
                                                       --------     --------       --------     --------
                                                         11,497        7,878         26,679       41,074
                                                       --------     --------       --------     --------
Earnings (loss) from operations....................        (813)         388            276      (39,636)

Other income (expense).............................         (74)         124            197           98
                                                       --------     --------       --------     --------
Earnings (loss) before income taxes................        (887)         512            473      (39,538)
Income tax expense.................................          54            9            143        3,433
                                                       --------     --------       --------     --------
Net earnings (loss)................................        (941)         503            330      (42,971)
Deficit, beginning of period.......................     (72,293)     (75,375)       (73,564)     (31,901)
                                                       --------     --------       --------     --------
Deficit, end of period.............................    $(73,234)    $(74,872)      $(73,234)    $(74,872)
                                                       --------     --------       --------     --------
                                                       --------     --------       --------     --------

Earnings (loss) per share for the period:
  Basic............................................    $  (0.05)    $   0.03       $   0.02     $  (2.64)
  Diluted..........................................    $  (0.05)    $   0.03       $   0.02     $  (2.64)
                                                       --------     --------       --------     --------
                                                       --------     --------       --------     --------

Weighted average number of shares (in thousands)
  Basic............................................      18,409       16,314         17,054       16,294
  Diluted..........................................      18,409       16,539         17,564       16,294
                                                       --------     --------       --------     --------
                                                       --------     --------       --------     --------

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS

                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                                    September 30,     December 31,
                                                                        2003              2002
                                                                    -------------     ------------
                                                                     (Unaudited)       (Audited)
ASSETS
Current assets
  Cash and cash equivalents.....................................      $ 30,690          $ 34,841
  Short-term investments........................................         8,753                --
  Accounts receivable...........................................        18,891            13,865
  Inventories...................................................         2,929             6,673
  Prepaid expenses..............................................           848               864
                                                                      --------          --------
                                                                        62,111            56,243

Fixed assets....................................................         5,752             7,198
Deferred income taxes...........................................           500               500
Intangible assets...............................................        18,477             6,907
Goodwill........................................................        16,057                --
Other...........................................................           241               241
                                                                      --------          --------
                                                                      $103,138          $ 71,089
                                                                      --------          --------
                                                                      --------          --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable..............................................      $  1,690          $  3,017
  Accrued liabilities...........................................        23,831            12,431
  Deferred revenue and credits..................................           429               297
  Current portion of long-term liabilities......................         3,114             2,803
  Current portion of obligations under capital lease............           228               831
                                                                      --------          --------
                                                                        29,292            19,379

Long-term liabilities...........................................         1,998             2,896
Obligations under capital lease.................................            27                60

Shareholders' equity
  Share capital.................................................       145,784           123,047
  Deficit.......................................................       (73,234)          (73,564)
  Accumulated other comprehensive income
    Cumulative translation adjustments..........................          (729)             (729)
                                                                      --------          --------
                                                                        71,821            48,754
                                                                      --------          --------
                                                                      $103,138          $ 71,089
                                                                      --------          --------
                                                                      --------          --------

Contingencies (note 7).

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)
                                   (Unaudited)

                                                           Three Months Ended           Nine Months Ended
                                                              September 30,               September 30,
                                                          ---------------------       ---------------------
                                                            2003         2002           2003         2002
                                                          --------     --------       --------     --------
Cash flows from operating activities:
  Net earnings (loss) for the period....................  $  (941)      $   503       $    330     $(42,971)
  Adjustments to reconcile net earnings (loss) to
    net cash provided by operating activities
    Amortization........................................    1,672         1,280          4,393        5,430
    Non-cash restructuring and other charges............      895            --            895       25,905
    Loss on disposal....................................       --             2              2          122
    Deferred income taxes...............................       --            --             --        3,754
    Accrued warrants....................................       --            41            329          384
  Changes in operating assets and liabilities
    Accounts receivable.................................     (453)          509         (2,537)      (2,859)
    Inventories.........................................    2,146           146          4,460        3,257
    Prepaid expenses....................................      167           157            288          626
    Accounts payable....................................   (6,432)          694         (4,051)        (301)
    Accrued liabilities.................................    6,873          (790)         6,691          107
    Deferred revenue and credits........................      201          (467)           132         (732)
                                                          -------       -------       --------     --------
  Net cash provided by (used in) operating activities...    4,128         2,075         10,932       (7,278)

Cash flows from investing activities:
    Business acquisitions...............................      666            --           (126)          --
    Proceeds on disposal................................       --            --              4           31
    Purchase of fixed assets............................     (618)         (388)          (975)      (1,984)
    Increase in intangible assets.......................   (2,614)         (167)        (3,928)      (1,003)
    Purchase of short-term investments..................       52        (3,031)       (10,170)     (14,662)
    Proceeds on maturity of short-term investments......    1,417         5,521          1,417       40,533
                                                          -------       -------       --------     --------
  Net cash provided by (used in) investing activities...   (1,097)        1,935        (13,778)      22,915

Cash flows from financing activities:
    Issue of common shares..............................      319            16            360          346
    Repayment of long-term liabilities..................     (507)         (301)        (1,665)      (1,210)
                                                          -------       -------       --------     --------
  Net cash used in financing activities.................     (188)         (285)        (1,305)        (864)
                                                          -------       -------       --------     --------

Net increase (decrease) in cash and cash equivalents....    2,843         3,725         (4,151)      14,773
Cash and cash equivalents, beginning of period..........   27,847        23,133         34,841       12,085
                                                          -------       -------       --------     --------
Cash and cash equivalents, end of period................  $30,690       $26,858       $ 30,690     $ 26,858
                                                          -------       -------       --------     --------
                                                          -------       -------       --------     --------

See supplementary cash flow information (note 8).

See accompanying notes to consolidated financial statements.

                            SIERRA WIRELESS, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Expressed in thousands of United States dollars, except per share amounts)
               (Prepared in accordance with United States GAAP)
                                 (Unaudited)

1.   BASIS OF PRESENTATION

     The accompanying financial information does not include all disclosures required under United States generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2002 Annual Report.

2.   SIGNIFICANT ACCOUNTING POLICIES

     These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except for 2(c).

     (a)  PRINCIPLES OF CONSOLIDATION

     Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless Data, Inc., Sierra Wireless America, Inc. (formerly AirPrime, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

     (b)  STOCK-BASED COMPENSATION

     We account for employee stock options using the intrinsic value method. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized. Had compensation cost for our employee stock option plan been determined by the fair value method, our net earnings (loss) and earnings (loss) per share would have been as follows:

                                                                     Three Months Ended          Nine Months Ended
                                                                        September 30,              September 30,
                                                                     -------------------       --------------------
                                                                      2003         2002          2003        2002
                                                                     -------     -------       --------    --------
     Net earnings (loss):
       As reported.................................................  $  (941)    $   503       $    330    $(42,971)

       Less: Total stock-based employee compensation expense
         determined under fair value based method for all awards...   (1,333)     (2,116)       (13,438)     (5,875)
                                                                     -------     -------       --------    --------
       Pro forma...................................................  $(2,274)    $(1,613)      $(13,108)   $(48,846)
                                                                     -------     -------       --------    --------
                                                                     -------     -------       --------    --------

     Basic and diluted earnings (loss) per share:
       As reported.................................................  $ (0.05)    $  0.03       $   0.02    $  (2.64)
       Pro forma...................................................    (0.12)      (0.10)         (0.77)      (3.00)

     We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

     As a result of our voluntary option surrender initiative, the unrecognized stock compensation fair value related to the surrendered options was expensed in the nine months ended September 30, 2003 in our pro forma disclosure.

     We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                     Three Months Ended          Nine Months Ended
                                                                        September 30,              September 30,
                                                                     -------------------       -------------------
                                                                      2003         2002         2003         2002
                                                                     -------     -------       -------     -------
     Expected dividend yield.......................................       --          --            --         --
     Expected stock price volatility...............................       102%        111%          103%       107%
     Risk-free interest rate.......................................      3.77%       4.20%         3.82%      4.60%
     Expected life of options......................................   4 years     4 years       4 years    4 years
     Weighted average fair value of options granted................  $   6.14    $   1.71      $   5.23   $   5.88

     Stock option activity since December 31, 2001 is presented below:

                                                                                                         Number of
                                                                                                       Stock Options
                                                                                                       -------------
     Outstanding, December 31, 2001................................................................      2,443,449
     Granted.......................................................................................        732,250
     Exercised.....................................................................................       (159,626)
     Forfeited.....................................................................................       (465,509)
                                                                                                        ----------
     Outstanding, December 31, 2002................................................................      2,550,564

     Granted.......................................................................................        327,400
     Exercised.....................................................................................       (144,043)
     Forfeited.....................................................................................     (1,074,387)
                                                                                                        ----------
     Outstanding, September 30, 2003...............................................................      1,659,534
                                                                                                        ----------
                                                                                                        ----------

     (c)  RECENT ACCOUNTING PRONOUNCEMENTS

     In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We have adopted FAS No. 150, which had no effect on our consolidated financial statements.

     In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. We are currently evaluating the impact of FAS No. 149 on our financial results.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003. Entities created prior to February 1, 2003 must be consolidated effective December 31, 2003. However, because we do not have any variable interest entities, there is no impact on our consolidated financial statements.

     In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus regarding EITF Issue 00-21. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate elements of accounting, but also how the arrangement's consideration should be allocated among separate units. The pronouncement is effective for revenue arrangements entered into on or after July 1, 2003. We have adopted EITF Issue 00-21, which had no effect on our consolidated financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45,
     "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. We have adopted FIN 45, which had no effect on our consolidated financial statements.

3.   ACQUISITION OF AIRPRIME, INC.

     On August 12, 2003 we acquired 100 percent of the outstanding securities of AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. We subsequently changed the name of AirPrime to Sierra Wireless America, Inc. The results of AirPrime's operations have been included in our consolidated financial statements since that date.

     The aggregate purchase price was $23,743, including common shares valued at $22,377 and costs related to the acquisition of $1,366. The fair value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. We are in the process of obtaining third party valuations of certain intangible assets, thus the allocation of the purchase price is subject to change.

     Current assets................................................   $ 4,716
     Property and equipment........................................     1,352
     Acquired in-process R&D.......................................       290
     Intangible assets.............................................     8,760
     Goodwill......................................................    16,057
                                                                      -------
       Total assets acquired.......................................   $31,175

     Current liabilities...........................................     7,432
                                                                      -------

     Net assets acquired...........................................   $23,743
                                                                      -------
                                                                      -------

     Approximately $290 of the purchase price represents the estimated fair value of acquired in-process research and development ("IPR&D") projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed in restructuring and other charges in our consolidated statements of operations and deficit at the acquisition date. The estimated fair value allocated to IPR&D was determined by a third party valuation through established valuation techniques in the high-technology sector.

     The following table presents details of the purchased intangible assets:

                                                   Estimated Useful
                                                    Life (in years)     Amount
                                                   ----------------     ------
     Intellectual property......................           5            $7,600
     Customer relationships.....................           5               690
     Licenses...................................           5               320
     Databases..................................           5               150
                                                                        ------
       Total purchased intangible assets........                        $8,760
                                                                        ------
                                                                        ------

     If the acquisition of AirPrime had occurred as of January 1, 2002, the pro forma operating results may have been as follows:

                                                                     Three Months Ended          Nine Months Ended
                                                                        September 30,              September 30,
                                                                     -------------------       -------------------
                                                                      2003         2002         2003        2002
                                                                     -------     -------       -------    --------
     Revenue.....................................................    $27,727     $26,540       $83,735    $ 67,578
     Net loss....................................................     (1,776)     (5,055)       (3,537)    (58,755)
     Loss per share..............................................    $ (0.09)    $ (0.25)      $ (0.18)   $  (2.94)

4.   RESTRUCTURING AND OTHER CHARGES

     In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime. During the three and nine months ended September 30, 2003, we recorded restructuring and other charges of $1,220 as follows:

     Fixed and intangible asset writedowns.........................    $  605
     Workforce reductions..........................................       325
     Expense in-process research and development costs.............       290
                                                                       ------
       Total restructuring and other charges.......................    $1,220
                                                                       ------
                                                                       ------

     The writedowns of fixed and intangible assets of $605 were primarily for research and development equipment, test equipment and research and development licenses which are no longer required. These assets were written down to nil. Workforce reduction charges of $325 were related to the cost of severance and benefits associated with 11 employees notified of termination. Of the 11 employees, seven were in product development and four were in manufacturing. As of September 30, 2003, there are no remaining restructuring amounts to be paid out related to workforce reductions. The in-process research and development costs of $290 were expensed as described in note 3.

     In the third quarter of 2003, we also incurred integration costs related to 13 existing employees who were retained for the transition period. These 13 employees are expected to complete their integration activities and will be terminated by December 31, 2003 (see note 5).

     In the second quarter of 2002, we announced and implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. During the nine months ended September 30, 2002, we recorded restructuring and other charges of $36,131 associated with the writedown of CDPD and 2G CDMA inventory, fixed and intangible asset impairment charges, workforce reductions, charges related to excess facilities and other assets, and an increase in our deferred tax asset valuation allowance. We substantially completed implementation of our restructuring program at December 31, 2002.

     The following table summarizes the changes in the provision for restructuring and other charges for the nine months ended September 30, 2003 and the balance of the provision at September 30, 2003.

                                                          Facilities      Workforce
                                                        Restructuring     Reduction     Other      Total
                                                        -------------     ---------     -----     -------
     Balance at December 31, 2002....................       $4,547           $ 54       $164      $ 4,765
       Cash payments for the three months ended:
         March 31, 2003..............................         (301)           (44)       (44)        (389)
         June 30, 2003...............................         (302)           (10)       (29)        (341)
         September 30, 2003..........................         (313)            --        (11)        (324)
                                                            ------           ----       ----      -------
                                                              (916)           (54)       (84)      (1,054)
                                                            ------           ----       ----      -------
     Balance at September 30, 2003...................       $3,631           $ --       $ 80      $ 3,711
                                                            ------           ----       ----      -------
                                                            ------           ----       ----      -------

5.   INTEGRATION COSTS

     In the third quarter of 2003, we also incurred integration costs related to the AirPrime acquisition of $1.0 million, which included the costs of 13 existing employees retained for the transition period. All of these employees are expected to complete their integration activities and will be terminated by December 31, 2003.

6.   SHARE CAPITAL

     On August 12, 2003, we issued 3,708,521 common shares to acquire AirPrime at a price of $6.03 per common share. The value of the shares was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced. Changes in the issued and outstanding common shares for the nine months ended September 30, 2003 are as follows:

                                                          Number of
                                                            Shares       Amount
                                                          ----------    --------
     Balance at December 31, 2002......................   16,345,396    $123,047
     Issued for acquisition (note 3)...................    3,708,521      22,377
     Stock option exercises............................      144,043         360
                                                          ----------    --------
     Balance at September 30, 2003.....................   20,197,960    $145,784
                                                          ----------    --------
                                                          ----------    --------

7.   CONTINGENCIES

     (a)  CONTINGENT LIABILITY ON SALE OF PRODUCTS

     (i) Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

     (ii) Under certain research and development funding agreements, we are contingently liable to repay up to $3,644. Repayment for certain of the research and development funding agreements is contingent upon reaching certain revenue levels for specified products.

    (iii) Under an agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. During the three and nine months ended September 30, 2003, we have claimed nil and $482 that has been recorded as a reduction of research and development expense. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in the year 2004. In addition, the TPC will receive warrants no later than December 31, 2003, valued at up to Cdn. $2,000 based on the Black-Scholes pricing model.

     (iv) We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. An analysis of changes in the liability for product warranties follows:

          Balance, January 1, 2002..................................   $1,251
          Provisions................................................      819
          Expenditures..............................................     (907)
                                                                       ------
          Balance, December 31, 2002................................    1,163
          Provisions................................................      412
          Expenditures..............................................     (311)
                                                                       ------
          Balance, March 31, 2003...................................    1,264
          Provisions................................................      398
          Expenditures..............................................     (210)
                                                                       ------
          Balance, June 30, 2003....................................    1,452
          Provisions................................................      517
          Increase due to acquisition (note 3)......................      418
          Expenditures..............................................     (210)
                                                                       ------
          Balance, September 30, 2003...............................   $2,177
                                                                       ------
                                                                       ------

     (b)  LEGAL PROCEEDINGS

     (i) In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. During the second quarter of 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

     (ii) We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

8.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                     Three Months Ended        Nine Months Ended
                                                                        September 30,            September 30,
                                                                     ------------------        -----------------
                                                                      2003        2002          2003       2002
                                                                     ------      ------        ------     ------
    Cash received for
      Interest....................................................   $   95      $  117        $  259     $  812
      Income taxes................................................       --           4             4        165
    Cash paid for
      Interest....................................................       12          37            56        296
      Income taxes................................................       --          13            62         43
    Non-cash financing and investing activities
      Purchase of fixed assets funded by obligations under
        capital lease.............................................       --          --           113        267
      Issuance of common shares on acquisition (note 3)...........   22,377          --        22,377         --

9.   COMPARATIVE FIGURES

     We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

                              SIERRA WIRELESS, INC.

             FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003

                                  CANADIAN GAAP

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION OF OUR CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAS BEEN PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) WITH A RECONCILIATION TO CANADIAN GAAP. EXCEPT WHERE OTHERWISE SPECIFICALLY INDICATED, ALL AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS.

VOQ PROFESSIONAL PHONE

Subsequent to the third quarter, we announced the Voq line of professional phones and value-added software for business users. New Voq-branded professional phones will be based on Microsoft Windows Mobile software for Smartphones and will feature both a familiar phone keypad and unique flip-open QWERTY thumbpad. The Voq product line also includes other hardware and software innovations for easy information navigation and retrieval, compelling text entry, and email that is automatically updated. The first Voq model will support global markets by operating over the GSM and GPRS wireless networks and is expected to be commercially available in the first half of 2004.

ACQUISITION OF AIRPRIME, INC.

On August 12, 2003 we acquired 100 percent of the outstanding securities of AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. We subsequently changed the name of AirPrime to Sierra Wireless America, Inc. The results of AirPrime's operations have been included in our consolidated financial statements since that date. As a result of the acquisition, we expect the combined entity to be a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global distribution channels and a strong balance sheet.

The aggregate purchase price was $23.7 million including common shares valued at $22.4 million and costs related to the acquisition of $1.3 million. The value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

2003 RESTRUCTURING AND INTEGRATION COSTS

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime. During the three and nine months ended September 30, 2003, we recorded restructuring and other charges of $1.2 million as follows:

Fixed and intangible asset writedowns......................      $       0.6
Workforce reductions.......................................              0.3
Expense in-process research and development costs..........              0.3
                                                                 -----------
     Total restructuring and other charges.................      $       1.2
                                                                ============

The writedowns of fixed and intangible assets of $0.6 million were primarily for research and development equipment, test equipment and research and development licenses which are no longer required. These assets were written down to nil. Workforce reduction charges of $0.3 million were related to the cost of severance and benefits associated with 11 employees notified of termination. Of the 11 employees, seven were in product development and four were in manufacturing. As of September 30, 2003, there are no restructuring amounts remaining to be paid out related to workforce reductions. The in-process research and development costs of $0.3 million represent projects that have not yet reached technological feasibility and have no alternative future use. Accordingly, this amount was immediately expensed.

In the third quarter of 2003, we also incurred integration costs of $1.0 million, which included costs related to 13 existing employees retained for the transition period. All of these employees are expected to complete their integration activities and will be terminated by December 31, 2003.

SUPPLY CHAIN

During the second quarter of 2003, we implemented significant changes to our supply chain. These included the transfer of global fulfillment and CDMA product manufacturing to Flextronics. By using their fully integrated supply chain services, we expect to reduce product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability.

2002 RESTRUCTURING

In the second quarter of 2002, we implemented a business restructuring program intended to reduce operating expenses and asset levels as a result of our assessment of current and visible demand. We expected sales growth to continue to be challenged by the low level of enterprise spending and by overall conditions affecting the wireless communications industry.

For the three and nine months ended September 30, 2002, we recorded restructuring and other costs of nil and $36.1 million. We reduced our workforce from 275 to 180 people. In addition, the restructuring and other costs included a writedown for excess inventory, impairment of fixed, intangible and other assets, and a provision for facilities restructuring and other costs related to the restructuring.

We recorded a writedown of inventory, including purchase commitments, amounting to $16.7 million. The writedown was related primarily to our CDPD and 2G CDMA products.

Fixed and intangible assets impairment charges of $4.8 million and $3.0 million, respectively, consisted of writedowns primarily for research and development equipment, test equipment, corporate assets and research and development licenses. The fixed assets were written down to the current fair value for this type of equipment. The research and development licenses, which were no longer required, were written down to nil. In addition, our deferred tax asset valuation allowance was increased by $3.8 million to reflect the reduction in the portion of our deferred tax assets that we believed was more likely than not to be realized.

Workforce reduction charges of $1.6 million were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration.

As a result of the above noted workforce reduction and our assessment of demand, it was determined that the leased facilities exceeded our requirements, and we recorded a provision of $4.7 million that represented the estimated net present value of future contractual obligations that are in excess of our estimated future requirements. The cash outlay of approximately $4.7 million related to the facilities restructuring is expected to be incurred over the remaining term of the lease and will be funded from available sources of liquidity.

Other charges of $1.5 million included provisions for purchase commitments, a writedown of an investment, and other professional fees in connection with the restructuring activities.

RESULTS OF OPERATIONS - THREE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2002

REVENUE

Revenue amounted to $26.2 million in the third quarter of 2003, compared to $21.1 million in the same period in 2002, an increase of 24.2%. Included in our revenue were engineering services of $0.4 million in the third quarter of 2003, compared to $1.0 million in the third quarter of 2002. The increase in revenue was a result of additional revenue from selling newly acquired products and an increase in sales of our 2.5G AirCard products in the Asia-Pacific region. Our revenue by product for the third quarter of 2003 was AirCards 68%, OEM 21%, Mobile 7% and Other 4%, compared to 62%, 25%, 7% and 6%, respectively, in the same period of 2002. Our revenue by region for the third quarter of 2003 was the Americas 78%, the Asia-Pacific region 15% and Europe 7%, compared to 84%, 6% and 10%, respectively, in the same period of 2002.

GROSS MARGIN

Gross margin amounted to $10.7 million in the third quarter of 2003, compared to $8.3 million in the third quarter of 2002. Gross margin as a percentage of revenue increased to 40.8% in 2003, compared to 39.2% in 2002. Included in our gross margin were engineering services of $0.4 million in the third quarter of 2003, compared to $1.0 million in the same period of 2002. The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reductions. During the three months ended September 30, 2003, we sold $0.4 million of products that had a book value after writedowns of nil.

SALES AND MARKETING

Sales and marketing expenses amounted to $2.7 million in the third quarter of 2003, compared to $2.8 million in the same period of 2002, a decrease of 5.3%. The decrease is a result of our continued focus on operating expense control. Sales and marketing expenses as a percentage of revenue decreased to 10.1% in 2003, compared to 13.3% in 2002, primarily as a result of higher revenue.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of research and development funding, amounted to $4.7 million in the third quarter of 2003, compared to $3.2 million in the same period in 2002, an increase of 45.4%. Research and development expenses increased in the third quarter of 2003 due to reduced research and development funding, the addition of staff and projects from the AirPrime acquisition and the development costs of the Voq professional phone. Gross research and development expenses, before research and development funding, were $4.7 million or 17.9% of revenue in 2003, compared to $3.6 million or 16.9% of revenue in 2002. We expect to continue to invest in research and development for future growth.

ADMINISTRATION

Administration expenses amounted to $1.3 million, or 5.1% of revenue, in the third quarter of 2003, compared to $1.3 million, or 6.3% of revenue, in the third quarter of 2002. Included in administration expenses for the third quarter of 2003 is an additional recovery from Metricom of $0.2 million. Administration expenses, excluding the recovery from Metricom, increased by 18.3% due primarily to increased insurance costs and the addition of staff from the AirPrime acquisition.

RESTRUCTURING AND OTHER CHARGES

In the third quarter of 2003, we incurred restructuring and other charges of $1.2 million as a result of our acquisition of AirPrime. The charges included writedowns of fixed and intangible assets, severance costs for workforce reductions and expensing of in-process research and development costs. In the third quarter of 2003, there were no adjustments to the 2002 restructuring charges.

INTEGRATION COSTS

In the third quarter of 2003, we incurred integration costs of $1.0 million as a result of our acquisition of AirPrime. The charges include costs of existing staff and contractors retained for the transition period and costs related to integration activities. All of these employees and contractors are expected to complete their integration activities and will be terminated by December 31, 2003.

OTHER INCOME (EXPENSE)

Other expense was $0.1 million in the third quarter of 2003, compared to other income $0.1 million in the same period of 2002. Other expense includes foreign exchange gains and losses, interest expense and interest income. The increase in expenses in 2003 is due primarily to net foreign exchange losses resulting from the strength of the U.S. dollar against the Canadian dollar during the third quarter of 2003.

NET EARNINGS (LOSS)

Our net loss amounted to $0.9 million in the third quarter of 2003, compared to net earnings of $0.5 million in the same period of 2002. Our net earnings, excluding restructuring and integration costs of $2.2 million and the Metricom recovery of $0.2 million, was $1.1 million in 2003, compared to net earnings of $0.5 million in 2002. Our loss per share amounted to $0.05 for the third quarter of 2003, compared to diluted earnings per share of $0.03 in 2002. Our diluted earnings per share, excluding restructuring and integration costs and the Metricom recovery, were $0.06 for 2003, compared to $0.03 in 2002. Our weighted average number of shares outstanding on a diluted basis increased to
18.4 million in 2003, compared to 16.5 million in 2002 due to the issuance of
3.7 million common shares related to the acquisition of AirPrime.

RESULTS OF OPERATIONS - NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2002

REVENUE

Revenue was $66.9 million for the nine months ended September 30, 2003, compared to $54.6 million in the same period in 2002, an increase of 22.5%. Included in our revenue were engineering services of $0.4 million in 2003, compared to $3.4 million in 2002. The increase in revenue was a result of additional revenue from selling newly acquired products and an increase in sales of our 2.5G AirCard products in the Asia-Pacific region and Europe. Our revenue by product for the nine months ended September 30, 2003 was AirCards 76%, OEM 15%, Mobile 6% and Other 3%, compared to 52%, 27%, 12% and 9%, respectively, in the same period of 2002. Our revenue by region for the first nine months of 2003 was the Americas 64%, the Asia-Pacific region 18% and Europe 18%, compared to 81%, 4% and 7%, respectively, in the same period of 2002.

GROSS MARGIN

Gross margin amounted to $27.0 million, or 40.3% of revenue, in the first nine months of 2003, compared to a gross margin of $1.4 million or 2.6% of revenue in 2002. Gross margin amounted to $27.0 million, or 40.3% of revenue in the first nine months of 2003, compared to a gross margin, excluding restructuring and other charges of $19.0 million, of $20.4 million, or 37.4% of revenue, in the same period of 2002. Included in our gross margin were engineering services of $0.4 million for the nine months ended September 30, 2003, compared to $3.4 million in the same period of 2002. The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reduction. During the nine months ended September 30, 2003, we sold $1.0 million of products that had a book value after writedowns of nil. We also recorded an additional writedown for 2G inventory of $0.3 million. The net effect on the gross margin percentage of 2G products was negligible.

SALES AND MARKETING

Sales and marketing expenses amounted to $8.0 million for the nine months ended September 30, 2003, compared to $8.4 million in the same period of 2002, a decrease of 5.4%. Sales and marketing expenses decreased in 2003 as a result of our continued focus on operating expense control. Sales and marketing expenses as a percentage of revenue decreased to 11.9% in 2003, compared to 15.4% in 2002 due to an increase in revenue.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of research and development funding, amounted to $10.4 million, or 15.5% of revenue, for the nine months ended September 30, 2003, compared to $12.6 million, or 23.1% of revenue, for the same period in 2002. Research and development expenses in 2003 decreased 17.9% due primarily to cost reductions under our restructuring plan implemented during the second quarter of 2002 and a reduction in costs during 2003 related to the development of products based on CDMA and GPRS standards. The decrease was partially offset by the addition of staff and projects from the AirPrime acquisition and the development costs of the Voq professional phone. Gross research and development expenses, before research and development funding, were $10.9 million or 16.2% of revenue in 2003, compared to $14.2 million or 25.9% of revenue in 2002. We expect to continue to invest in research and development for future growth.

ADMINISTRATION

Administration expenses were $4.4 million, or 6.6% of revenue, in the nine months ended September 30, 2003, compared to $5.1 million, or 9.4% of revenue, for the same period of 2002. Included in administration expense for the nine months ended September 30, 2003 is an additional recovery from Metricom of $0.5 million. Administration expenses, excluding the Metricom recovery, decreased by 4.5% due primarily to the cost reductions under our restructuring plan implemented in the second quarter of 2002.

RESTRUCTURING AND OTHER CHARGES

In the nine months ended September 30, 2003, we incurred restructuring charges of $1.2 million as a result of our acquisition of AirPrime. The charges included writedowns of fixed and intangible assets, severance costs for workforce reductions and expensing of in-process research and development costs. In the nine months ended September 30, 2003, there were no adjustments to the 2002 restructuring charges.

In the nine months ended September 30, 2002 we implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand for our products. As a result, in 2002 we recorded restructuring and other charges of $13.1 million consisting of charges for impairment of fixed and intangible assets, severance costs, provision for facilities restructuring and other costs related to the restructuring.

INTEGRATION COSTS

In the nine months ended September 30, 2003, we incurred integration costs of $1.0 million as a result of our acquisition of AirPrime. The charges include costs of existing employees and contractors retained for the transition period and costs related to integration activities. All of these employees and contractors are expected to complete their integration activities and will be terminated by December 31, 2003.

NET EARNINGS (LOSS)

Our net earnings amounted to $0.3 million in the nine months ended September 30, 2003, compared to a net loss of $43.0 million in the same period of 2002. Our net earnings, excluding restructuring and integration costs of $2.2 million and the Metricom recovery of $0.5 million, were $2.1 million in 2003, compared to a net loss, excluding restructuring and other costs of $36.1 million, of $6.8 million in 2002. Our diluted earnings per share were $0.02 for the first nine months of 2003, compared to a loss per share of $2.64 in 2002. Our diluted earnings per share, excluding restructuring and integration costs and the Metricom recovery, amounted to $0.12 for first nine months of 2003, compared to a loss per share, excluding restructuring costs, of $0.42 in 2002. Our weighted average number of shares outstanding on a diluted basis increased to 17.6 million in 2003, as compared to 16.3 million in 2002 due to the issuance of 3.7 million common shares related to the acquisition of AirPrime.

CONTINGENT LIABILITIES

In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. In the second quarter of 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

SIGNIFICANT CONTRACTS

We have significant development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS, and Verizon Wireless. These agreements provide that we will develop new products for new wireless technologies that the wireless carriers are deploying and that the wireless carriers will then purchase those new products for resale. Under the terms of these agreements, if our products do not meet various specifications and schedules, mutually acceptable adjustments may be made, volume commitments may be reduced or deliveries may be delayed, any of which could have a material adverse impact on our results of operations. In 2002, development and deployment of these new technologies by the wireless industry and development of our new products were affected by various delays. During 2002, we commenced commercial volume shipments to each of the wireless carriers and we continued to ship under these contracts in the first nine months of 2003. We expect to substantially complete volume shipments on all three contracts during the last quarter of 2003.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from our estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

o We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. If the financial condition of any of our customers deteriorates, we may increase our allowance.

o We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated market value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. If market conditions are worse than our projections, we may further writedown the value of our inventory.

o We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, we may make an adjustment to our deferred tax assets which would be charged to income.

o We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

     An increasing amount of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

     Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

o We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and management's estimates. If we suffer a decrease in the quality of our products, we may increase our accrual.

o We recorded a lease provision during 2002 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions including the obtainable sublease rates and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, we may increase our provision.

o We monitor the recoverability of long-lived assets, which includes capital assets and intangible assets, based on our evaluation of factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. We record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time, the carrying amount is written down to the undiscounted estimated future net cash flows from the asset.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2003, we did not have any off-balance sheet finance or special purpose entities. We have entered into a number of capital leases relating to research and development equipment and information systems. These leases and commitments are disclosed in the annual consolidated financial statements.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value, but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Cash provided by operations amounted to $10.9 million for the nine months ended September 30, 2003, compared to cash used by operations of $7.3 million in the same period of 2002, an improvement of $18.2 million. The source of cash during 2003 was due mainly to our operating income and changes in working capital.

Cash used for capital expenditures was $1.0 million in the nine months ended September 30, 2003, compared to $2.0 million in 2002, and was primarily for research and development equipment. Expenditures on intangible assets were $3.9 million in 2003, compared to $1.0 million in 2002 and were primarily for license fees and patents. During the third quarter of 2003, we provided interim financing to AirPrime, Inc. of $1.0 million for working capital purposes until the combination closed. As a result of closing the combination in August 2003, the $1.0 million interim financing became an intercompany debt and has been eliminated on consolidation.

One of our significant sources of funds is expected to be our future operating cash flow. Our future revenue is dependent on us fulfilling our commitments in accordance with agreements with major customers. We have a customer concentration risk, as a few customers represent a significant portion of our expected future revenue. We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash on hand, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

o Net cash and short-term investments amounted to $39.4 million at September 30, 2003 compared to $34.8 million at December 31, 2002.

o Accounts receivable amounted to $18.9 million at September 30, 2003 compared to $13.9 million at December 31, 2002.

o Our operating line of credit is with a Canadian chartered bank. The available facility amounts to $10.0 million, bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets. At September 30, 2003, there were no borrowings under this line of credit.

MARKET RISK DISCLOSURE

Our risk from currency fluctuations between the Canadian and U.S. dollars is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars and act accordingly. During the third quarter of 2003, the U.S. dollar strengthened against the Canadian dollar. We have purchased Canadian currency to meet our projected Canadian dollar cash needs for the near term and to manage our foreign currency risk on Canadian dollar denominated operating expenses. We could be exposed to foreign exchange losses should the U.S. dollar strengthen in future periods.

As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. We have distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe our exposure to Euro transactions will increase. To date we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it to be necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" is not material to our financial results.

RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2003, except for the $1.0 million loaned to AirPrime for working capital purposes prior to closing the combination on August 12, 2003, there were no material related party transactions.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GAAP

The MD&A has been prepared in accordance with U.S. GAAP. Differences between our consolidated financial statements under U.S. GAAP and our consolidated financial statements under Canadian GAAP reflect differences in exchange rates used to translate prior years' assets, liabilities, revenue, and expenses on adopting the U.S. dollar as our primary currency for measurement and display during the year ended December 31, 1999.

Research and development expense for the three months and nine months ended September 30, 2003 was different under Canadian GAAP due to the difference in the accounting treatment applied to in-process research and development ("IPR&D"), related to the AirPrime acquisition, which resulted in additional income of $0.3 million in both periods. In accordance with U.S. GAAP, purchased IPR&D is expensed on acquisition, whereas under Canadian GAAP, purchased IPR&D is treated as an intangible asset and amortized. In accordance with Canadian GAAP, the amount of IPR&D that has been recorded as an intangible asset, net of accumulated amortization, amounted to $0.3 million at September 30, 2003.

At September 30, 2002, the IPR&D, related to the June 2000 acquisition of the QUALCOMM CDMA modules business, was fully amortized. There is no impact on our net earnings under Canadian GAAP for the three months ended September 30, 2002 and there is an increase in our net loss under Canadian GAAP of $0.2 million for the nine months ended September 30, 2002.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end-customer demand conditions, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully integrate AirPrime into our business and upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

RISK FACTORS

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

WE HAVE INCURRED NET LOSSES IN THE PAST THREE FISCAL YEARS AND MAY NOT SUSTAIN PROFITABILITY.

     We have incurred a loss from operations in each of the past three fiscal years. As of September 30, 2003 our accumulated deficit was approximately $73.2 million. We incurred losses of approximately $41.7 million for the year ended December 31, 2002. While we had a profit of $0.3 million for the nine months ended September 30, 2003, our ability to achieve and maintain profitability will depend on, among other things, the continued sales of our products and the successful development and commercialization of new products. We cannot predict if the current profitability will be sustainable on a quarterly or an annual basis. As a result, our share price may decline.

     If the current profitability does not continue, we may need to raise additional capital in the future. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital though an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares.

IF DEMAND FOR OUR CURRENT PRODUCTS DECLINES AND WE ARE UNABLE TO LAUNCH SUCCESSFUL NEW PRODUCTS, OUR REVENUES WILL DECREASE.

     The market for our products may not continue to grow, firms within the industry may not adopt our technology for integration with their wireless data communications solutions, and we may be unsuccessful in independently establishing markets for our products. If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition. In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, reduced demand for our current products would cause our revenues to decline and harm our financial condition. Significant marketing expenses associated with the launch of new products could also affect our future profitability.

IF WE ARE UNABLE TO DESIGN AND DEVELOP NEW PRODUCTS THAT GAIN SUFFICIENT COMMERCIAL ACCEPTANCE, WE MAY BE UNABLE TO MAINTAIN OUR MARKET SHARE OR TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND OUR REVENUES COULD DECLINE.

     We depend on designing and developing new products to achieve much of our future growth. Our ability to design and develop new products depends on a number of factors, including, but not limited to the following:

     o    Our ability to attract and retain skilled technical employees;

     o    The availability of critical components from third parties;

     o Our ability to successfully complete the development of products in a timely manner; and

     o Our ability to manufacture products at an acceptable price and quality.

     A failure by us, or our suppliers, in any of these areas, or a failure of new products, such as Voq, to obtain commercial acceptance, could mean we receive less revenue than we anticipate, we are unable to recover our research and development expenses and could result in a decrease in the market price for our shares.

THE LOSS OF ANY OF OUR MATERIAL CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY, AND THEREFORE SHAREHOLDER VALUE.

     We depend on a small number of customers for a significant portion of our revenues. In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

WE DO NOT EXPECT TO HAVE SIGNIFICANT LONG TERM CUSTOMER CONTRACTS AND OUR REVENUES WILL BE NEGATIVELY IMPACTED IF CUSTOMERS DO NOT CONTINUE TO ORDER OUR PRODUCTS UNDER PURCHASE ORDERS.

      In late 1999 and 2000, we entered into significant supply contracts with AT&T Wireless, Sprint PCS and Verizon Wireless. We expect to substantially complete volume shipments on all three contracts during the last quarter of 2003. Thereafter, we will rely only on purchase orders with these customers, and these customers, like our other customers, will be under no contractual obligation to purchase our products. If they do not make such purchases, our revenue and our share price may decline.

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROSS MARGINS AND, AS A RESULT, OUR PROFITABILITY MAY DECREASE.

     We generally price our products based on our estimate of future production costs. If actual production costs are higher than we anticipate, our gross margins will decrease. In addition, competitive pressures may force us to lower our product prices, which will decrease our gross margins if we are unable to offset that effect by cost reduction measures. If our gross margins are reduced with respect to an important product line, or if our sales of lower margin products exceed our sales of higher margin products, our profitability may decrease and our business could suffer.

OUR REVENUES AND EARNINGS MAY FLUCTUATE FROM QUARTER TO QUARTER, WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

     Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

     o    The timing of releases of our new products;

     o    The timing of substantial sales orders;

     o    Possible seasonal fluctuations in demand;

     o Possible delays in the manufacture or shipment of current or new products; and

     o    Possible delays or shortages in component supplies.

     Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Thus, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

WE DEPEND ON A FEW THIRD PARTIES TO MANUFACTURE OUR PRODUCTS AND SUPPLY KEY COMPONENTS. IF THEY DO NOT MANUFACTURE OUR PRODUCTS PROPERLY OR CANNOT MEET OUR NEEDS IN A TIMELY MANNER, WE MAY BE UNABLE TO FULFILL OUR PRODUCT DELIVERY OBLIGATIONS AND OUR COSTS MAY INCREASE, AND OUR REVENUE AND MARGINS COULD DECREASE.

     We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. Moreover, we currently rely principally on one manufacturer, which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

     o    The absence of guaranteed manufacturing capacity;

     o    Reduced control over delivery schedules, production yields and costs;
          and

     o Inability to control the amount of time and resources devoted to the manufacture of our products.

     If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

WE DO NOT HAVE FIXED-TERM EMPLOYMENT AGREEMENTS WITH OUR KEY PERSONNEL AND THE LOSS OF ANY KEY PERSONNEL MAY HARM OUR ABILITY TO COMPETE EFFECTIVELY.

     None of our officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current key employees or attract and retain additional key employees as needed. The loss of key employees could disrupt our operations and impair our ability to compete effectively.

     Our Chief Financial Officer, or CFO, and our Chief Technical Officer, or CTO, are scheduled to retire in the next several months. We are currently seeking to identify the CFO's successor. We are not seeking a successor for the CTO, and we expect that his present duties will be shared among certain of our existing officers. If we are unable to adequately replace our CFO or if our other executive officers are unable to adequately undertake our CTO's duties, our operations may be disrupted or our ability to compete may be impaired.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY, INDUSTRY STANDARDS AND CUSTOMER PREFERENCES, WHICH COULD CAUSE US TO BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND LOSE REVENUES.

     The wireless industry is characterized by rapid technological change. Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

COMPETITION FROM BIGGER MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES MAY PREVENT US FROM INCREASING OR MAINTAINING OUR MARKET SHARE AND COULD RESULT IN PRICE REDUCTIONS AND REDUCED REVENUES.

     The wireless data industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

WE DEPEND ON THIRD PARTIES TO OFFER WIRELESS DATA COMMUNICATIONS SERVICES FOR OUR PRODUCTS TO OPERATE.

      Our products can only be used over wireless data networks operated by third parties. In addition, our future growth depends, in part, on the successful deployment of next generation wireless data networks by third parties for which we are developing products. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES, INCLUDING OUR ACQUISITION OF AIRPRIME, MAY RESULT IN DISRUPTIONS TO OUR BUSINESS OR MAY NOT ACHIEVE THE ANTICIPATED BENEFITS.

     As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any other acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

     o    Exposure to unknown liabilities of acquired companies;

     o    Higher than anticipated acquisition costs and expenses;

     o Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

     o The difficulty and expense of integrating the operations and personnel of the companies;

     o    Disruption of our ongoing business;

     o Diversion of management's time and attention away from our remaining business during the integration process;

     o Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

     o The inability to implement uniform standards, controls, procedures and policies;

     o The loss of key employees and customers as a result of changes in management;

     o    The incurrence of amortization expenses; and

     o    Possible dilution to our shareholders.

     In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

     On August 12, 2003, we completed our acquisition of AirPrime. The integration of AirPrime into our business is ongoing and the acquisition of AirPrime is subject to all of the risks set out above.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM TO OUR REPUTATION.

     It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

     o We may be liable for damages and litigation costs, including attorneys' fees;

     o    We may be prohibited from further use of the intellectual property;

     o We may have to license the intellectual property, incurring licensing fees; and

     o We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

     Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY COULD PLACE US AT A COMPETITIVE DISADVANTAGE.

     Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

     Our strategies to deter misappropriation could be inadequate due to the following risks:

     o Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

     o    Undetected misappropriation of our intellectual property;

     o The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

     o    Development of similar technologies by our competitors.

     In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

AS OUR BUSINESS EXPANDS INTERNATIONALLY, WE WILL BE EXPOSED TO ADDITIONAL RISKS RELATING TO INTERNATIONAL OPERATIONS.

     Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

     o Increased credit management risks and greater difficulties in collecting accounts receivable;

     o Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

     o Uncertainties of laws and enforcement relating to the protection of intellectual property;

     o    Language barriers; and

     o    Potential adverse tax consequences.

     Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

GOVERNMENT REGULATION COULD RESULT IN INCREASED COSTS AND INABILITY TO SELL OUR PRODUCTS.

     Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR MAY AFFECT OUR OPERATING RESULTS.

     We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other costs of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy, but we have purchased Canadian currency to cover our Canadian currency requirements for the next several fiscal quarters. We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

                              SIERRA WIRELESS, INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

               (Expressed in thousands of United States dollars,
                            except per share amounts)
           (Prepared in accordance with Canadian generally accepted
                          accounting principles (GAAP))
                                  (Unaudited)

                                                        Three Months Ended           Nine Months Ended
                                                           September 30,               September 30,
                                                       ---------------------       ---------------------
                                                         2003         2002           2003         2002
                                                       --------     --------       --------     --------
Revenue............................................    $ 26,170     $ 21,068       $ 66,930     $ 54,623
Cost of goods sold.................................      15,486       12,802         39,975       53,185
                                                       --------     --------       --------     --------
Gross margin.......................................      10,684        8,266         26,955        1,438
                                                       --------     --------       --------     --------

Expenses
  Sales and marketing..............................       2,653        2,801          7,972        8,431
  Research and development, net ...................       4,695        3,217         10,391       12,883
  Administration...................................       1,331        1,331          4,399        5,141
  Restructuring and other charges .................         930           --            930       13,093
  Integration costs ...............................       1,026           --          1,026           --
  Amortization.....................................         590          529          1,689        1,776
                                                       --------     --------       --------     --------
                                                         11,225        7,878         26,407       41,324
                                                       --------     --------       --------     --------
Earnings (loss) from operations....................        (541)         388            548      (39,886)

Other income (expense).............................         (74)         124            197           98
                                                       --------     --------       --------     --------
Earnings (loss) before income taxes................        (615)         512            745      (39,788)
Income tax expense.................................          54            9            143        3,433
                                                       --------     --------       --------     --------
Net earnings (loss)................................        (669)         503            602      (43,221)
Deficit, beginning of period.......................     (71,315)     (74,397)       (72,586)     (30,673)
                                                       --------     --------       --------     --------
Deficit, end of period.............................    $(71,984)    $(73,894)      $(71,984)    $(73,894)
                                                       --------     --------       --------     --------
                                                       --------     --------       --------     --------

Earnings (loss) per share for the period:
  Basic............................................    $  (0.04)    $   0.03       $   0.04     $  (2.65)
  Diluted..........................................    $  (0.04)    $   0.03       $   0.03     $  (2.65)
                                                       --------     --------       --------     --------
                                                       --------     --------       --------     --------

Weighted average number of shares (in thousands)
  Basic............................................      18,409       16,314         17,054       16,294
  Diluted..........................................      18,409       16,539         17,564       16,294
                                                       --------     --------       --------     --------
                                                       --------     --------       --------     --------

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS

               (Expressed in thousands of United States dollars)
                 (Prepared in accordance with Canadian GAAP)

                                                                    September 30,     December 31,
                                                                        2003              2002
                                                                    -------------     ------------
                                                                     (Unaudited)       (Audited)
ASSETS
Current assets
  Cash and cash equivalents.....................................      $ 30,690          $ 34,841
  Short-term investments........................................         8,753                --
  Accounts receivable...........................................        18,891            13,865
  Inventories...................................................         2,929             6,673
  Prepaid expenses..............................................           848               864
                                                                      --------          --------
                                                                        62,111            56,243

Fixed assets....................................................         5,752             7,198
Deferred income taxes...........................................           500               500
Intangible assets...............................................        18,749             6,907
Goodwill........................................................        16,057                --
Other...........................................................           241               241
                                                                      --------          --------
                                                                      $103,410          $ 71,089
                                                                      --------          --------
                                                                      --------          --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable..............................................      $  1,690          $  3,017
  Accrued liabilities...........................................        23,831            12,431
  Deferred revenue and credits..................................           429               297
  Current portion of long-term liabilities......................         3,114             2,803
  Current portion of obligations under capital lease............           228               831
                                                                      --------          --------
                                                                        29,292            19,379

Long-term liabilities...........................................         1,998             2,896
Obligations under capital lease.................................            27                60

Shareholders' equity
  Share capital.................................................       144,561           121,824
  Deficit.......................................................       (71,984)          (72,586)
  Cumulative translation adjustments............................          (484)             (484)
                                                                      --------          --------
                                                                        72,093            48,754
                                                                      --------          --------
                                                                      $103,410          $ 71,089
                                                                      --------          --------
                                                                      --------          --------

Contingencies (note 7).

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                (Expressed in thousands of United States dollars)
                  (Prepared in accordance with Canadian GAAP)
                                   (Unaudited)

                                                           Three Months Ended           Nine Months Ended
                                                              September 30,               September 30,
                                                          ---------------------       ---------------------
                                                            2003         2002           2003         2002
                                                          --------     --------       --------     --------
Cash flows from operating activities:
  Net earnings (loss) for the period....................  $  (669)      $   503       $    602     $(43,221)
  Adjustments to reconcile net earnings (loss) to
    net cash provided by operating activities
    Amortization........................................    1,690         1,280          4,411        5,680
    Non-cash restructuring and other charges............      605            --            605       25,905
    Loss on disposal....................................       --             2              2          122
    Deferred income taxes...............................       --            --             --        3,754
    Accrued warrants....................................       --            41            329          384
  Changes in operating assets and liabilities
    Accounts receivable.................................     (453)          509         (2,537)      (2,859)
    Inventories.........................................    2,146           146          4,460        3,257
    Prepaid expenses....................................      167           157            288          626
    Accounts payable....................................   (6,432)          694         (4,051)        (301)
    Accrued liabilities.................................    6,873          (790)         6,691          107
    Deferred revenue and credits........................      201          (467)           132         (732)
                                                          -------       -------       --------     --------
  Net cash provided by (used in) operating activities...    4,128         2,075         10,932       (7,278)

Cash flows from investing activities:
    Business acquisitions...............................      666            --           (126)          --
    Proceeds on disposal................................       --            --              4           31
    Purchase of fixed assets............................     (618)         (388)          (975)      (1,984)
    Increase in intangible assets.......................   (2,614)         (167)        (3,928)      (1,003)
    Purchase of short-term investments..................       52        (3,031)       (10,170)     (14,662)
    Proceeds on maturity of short-term investments......    1,417         5,521          1,417       40,533
                                                          -------       -------       --------     --------
  Net cash provided by (used in) investing activities...   (1,097)        1,935        (13,778)      22,915

Cash flows from financing activities:
    Issue of common shares..............................      319            16            360          346
    Repayment of long-term liabilities..................     (507)         (301)        (1,665)      (1,210)
                                                          -------       -------       --------     --------
  Net cash used in financing activities.................     (188)         (285)        (1,305)        (864)
                                                          -------       -------       --------     --------

Net increase (decrease) in cash and cash equivalents....    2,843         3,725         (4,151)      14,773
Cash and cash equivalents, beginning of period..........   27,847        23,133         34,841       12,085
                                                          -------       -------       --------     --------
Cash and cash equivalents, end of period................  $30,690       $26,858       $ 30,690     $ 26,858
                                                          -------       -------       --------     --------
                                                          -------       -------       --------     --------

See supplementary cash flow information (note 8).

See accompanying notes to consolidated financial statements.

                            SIERRA WIRELESS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Expressed in thousands of United States dollars,
                            except per share amounts)
                  (Prepared in accordance with Canadian GAAP)
                                  (Unaudited)

1.   BASIS OF PRESENTATION

     The accompanying financial information does not include all disclosures required under Canadian generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2002 Annual Report.

2.   SIGNIFICANT ACCOUNTING POLICIES

     These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except for 2(c).

     (a)  PRINCIPLES OF CONSOLIDATION

     Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless Data, Inc., Sierra Wireless America, Inc. (formerly AirPrime, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless SRL, and Sierra Wireless ULC from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

     (b)  STOCK-BASED COMPENSATION

     We account for employee stock options using the intrinsic value method. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under the intrinsic value method. Had compensation cost for our employee stock option plan been determined by the fair value method, our net earnings (loss) and earnings (loss) per share would have been as follows:

                                                                     Three Months Ended          Nine Months Ended
                                                                        September 30,              September 30,
                                                                     -------------------       --------------------
                                                                      2003         2002          2003        2002
                                                                     -------     -------       --------    --------
     Net earnings (loss):
       As reported.................................................  $  (669)    $   503       $    602    $(43,221)

       Less: Total stock-based employee compensation expense
         determined under fair value based method for all awards...   (1,333)     (2,116)       (13,438)     (5,875)
                                                                     -------     -------       --------    --------
       Pro forma...................................................  $(2,002)    $(1,613)      $(12,836)   $(49,096)
                                                                     -------     -------       --------    --------
                                                                     -------     -------       --------    --------

     Basic earnings (loss) per share:
       As reported.................................................  $ (0.04)    $  0.03       $   0.04    $  (2.65)
       Pro forma...................................................    (0.11)      (0.10)         (0.75)      (3.01)

     Diluted earnings (loss) per share:
       As reported.................................................  $ (0.04)    $  0.03       $   0.03    $  (2.65)
       Pro forma...................................................    (0.11)      (0.10)         (0.75)      (3.01)

     We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

     As a result of our voluntary option surrender initiative, the unrecognized stock compensation fair value related to the surrendered options was expensed in the nine months ended September 30, 2003 in our pro forma disclosure.

     We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                     Three Months Ended          Nine Months Ended
                                                                        September 30,              September 30,
                                                                     -------------------       -------------------
                                                                      2003         2002         2003         2002
                                                                     -------     -------       -------     -------
     Expected dividend yield.......................................       --          --            --         --
     Expected stock price volatility...............................       102%        111%          103%       107%
     Risk-free interest rate.......................................      3.77%       4.20%         3.82%      4.60%
     Expected life of options......................................   4 years     4 years       4 years    4 years
     Weighted average fair value of options granted................  $   6.14    $   1.71      $   5.23   $   5.88

     Stock option activity since December 31, 2001 is presented below:

                                                                                                         Number of
                                                                                                       Stock Options
                                                                                                       -------------
     Outstanding, December 31, 2001................................................................      2,443,449
     Granted.......................................................................................        732,250
     Exercised.....................................................................................       (159,626)
     Forfeited.....................................................................................       (465,509)
                                                                                                        ----------
     Outstanding, December 31, 2002................................................................      2,550,564

     Granted.......................................................................................        327,400
     Exercised.....................................................................................       (144,043)
     Forfeited.....................................................................................     (1,074,387)
                                                                                                        ----------
     Outstanding, September 30, 2003...............................................................      1,659,534
                                                                                                        ----------
                                                                                                        ----------

     (c)  RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook ("HB") 1100, "Generally Accepted Accounting Principles" together with HB 1400, "General Standards of Financial Statement Presentation". HB 1100 establishes standards for financial reporting in accordance with GAAP as it clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP. HB 1400 supersedes HB 1500 and clarifies what constitutes fair presentation in accordance with GAAP. The new standards are effective for fiscal years beginning on or after October 31, 2003, however earlier adoption is encouraged. We have adopted HB 1100 and HB 1400 in our consolidated financial statements.

     In June 2003, the Accounting Standards Board issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities" ("AcG-15"), which requires the consolidation of a variable interest entity by the primary beneficiary. AcG-15 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. AcG-15 is applicable to annual and interim periods beginning on or after January 1, 2004. Earlier adoption is encouraged. However, because we do not have any variable interest entities, there is no impact on our consolidated financial statements.

     In February 2003, the Accounting Standards Board issued Accounting Guideline AcG-14, "Disclosure of Guarantees" ("AcG-14"). AcG-14 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to disclose information about each guarantee, or each group of similar guarantees, even when the likelihood of the guarantor having to make any payments under the guarantee is slight. AcG-14 does not address the recognition or measurement of a guarantor's liability for obligations under a guarantee. The Guideline is to be applied to the financial statements of interim and annual periods beginning on or after January 1, 2003. We have adopted AcG-14 in our consolidated financial statements.

3.   ACQUISITION OF AIRPRIME, INC.

     On August 12, 2003 we acquired 100 percent of the outstanding securities of AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. We subsequently changed the name of AirPrime to Sierra Wireless America, Inc. The results of AirPrime's operations have been included in our consolidated financial statements since that date.

     The aggregate purchase price was $23,743, including common shares valued at $22,377 and costs related to the acquisition of $1,366. The fair value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. We are in the process of obtaining third party valuations of certain intangible assets, thus the allocation of the purchase price is subject to change.

     Current assets................................................   $ 4,716
     Property and equipment........................................     1,352
     Acquired in-process R&D.......................................       290
     Intangible assets.............................................     8,760
     Goodwill......................................................    16,057
                                                                      -------
       Total assets acquired.......................................   $31,175

     Current liabilities...........................................     7,432
                                                                      -------

     Net assets acquired...........................................   $23,743
                                                                      -------
                                                                      -------

     Approximately $290 of the purchase price represents the estimated fair value of acquired in-process research and development ("IPR&D") projects that had not yet reached technological feasibility and had no alternative future use. The estimated fair value allocated to IPR&D was determined by a third party valuation through established valuation techniques in the high-technology sector. We have recorded the IPR&D as an intangible asset and are amortizing the asset over a two year period.

     The following table presents details of the purchased intangible assets:

                                                   Estimated Useful
                                                    Life (in years)     Amount
                                                   ----------------     ------
     Intellectual property......................           5            $7,600
     Customer relationships.....................           5               690
     Licenses...................................           5               320
     Databases..................................           5               150
                                                                        ------
       Total purchased intangible assets........                        $8,760
                                                                        ------
                                                                        ------

4.   RESTRUCTURING AND OTHER CHARGES

     In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime. During the three and nine months ended September 30, 2003, we recorded restructuring and other charges of $930 as follows:

     Fixed and intangible asset writedowns.........................    $605
     Workforce reductions..........................................     325
                                                                       ----
       Total restructuring and other charges.......................    $930
                                                                       ----
                                                                       ----

     The writedowns of fixed and intangible assets of $605 were primarily for research and development equipment, test equipment and research and development licenses which are no longer required. These assets were written down to nil. Workforce reduction charges of $325 were related to the cost of severance and benefits associated with 11 employees notified of termination. Of the 11 employees, seven were in product development and four were in manufacturing. As of September 30, 2003, there are no remaining restructuring amounts to be paid out related to workforce reductions.

     In the third quarter of 2003, we also incurred integration costs related to 13 existing employees who were retained for the transition period. These 13 employees are expected to complete their integration activities and will be terminated by December 31, 2003 (see note 5).

     In the second quarter of 2002, we announced and implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. During the nine months ended September 30, 2002, we recorded restructuring and other charges of $36,131 associated with the writedown of CDPD and 2G CDMA inventory, fixed and intangible asset impairment charges, workforce reductions, charges related to excess facilities and other assets, and an increase in our deferred tax asset valuation allowance. We substantially completed implementation of our restructuring program at December 31, 2002.

     The following table summarizes the changes in the provision for restructuring and other charges for the nine months ended September 30, 2003 and the balance of the provision at September 30, 2003.

                                                          Facilities      Workforce
                                                        Restructuring     Reduction     Other      Total
                                                        -------------     ---------     -----     -------
     Balance at December 31, 2002....................       $4,547           $ 54       $164      $ 4,765
       Cash payments for the three months ended:
         March 31, 2003..............................         (301)           (44)       (44)        (389)
         June 30, 2003...............................         (302)           (10)       (29)        (341)
         September 30, 2003..........................         (313)            --        (11)        (324)
                                                            ------           ----       ----      -------
                                                              (916)           (54)       (84)      (1,054)
                                                            ------           ----       ----      -------
     Balance at September 30, 2003...................       $3,631           $ --       $ 80      $ 3,711
                                                            ------           ----       ----      -------
                                                            ------           ----       ----      -------

5.   INTEGRATION COSTS

     In the third quarter of 2003, we also incurred integration costs related to the AirPrime acquisition of $1.0 million, which included the costs of 13 existing employees retained for the transition period. All of these employees are expected to complete their integration activities and will be terminated by December 31, 2003.

6.   SHARE CAPITAL

     On August 12, 2003, we issued 3,708,521 common shares to acquire AirPrime at a price of $6.03 per common share. The value of the shares was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced. Changes in the issued and outstanding common shares for the nine months ended September 30, 2003 are as follows:

                                                          Number of
                                                            Shares       Amount
                                                          ----------    --------
     Balance at December 31, 2002......................   16,345,396    $121,824
     Issued for acquisition (note 3)...................    3,708,521      22,377
     Stock option exercises............................      144,043         360
                                                          ----------    --------
     Balance at September 30, 2003.....................   20,197,960    $144,561
                                                          ----------    --------
                                                          ----------    --------

7.   CONTINGENCIES

     (a) CONTINGENT LIABILITY ON SALE OF PRODUCTS

      (i) Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

     (ii) Under certain research and development funding agreements, we are contingently liable to repay up to $3,644. Repayment for certain of the research and development funding is contingent upon reaching certain revenue levels for specified products.

    (iii) Under an agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. During the three and nine months ended September 30, 2003, we have claimed nil and $482 that has been recorded as a reduction of research and development expense. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in the year 2004. In addition, the TPC will receive warrants no later than December 31, 2003, valued at up to Cdn. $2,000 based on the Black-Scholes pricing model.

     (iv) We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. An analysis of changes in the liability for product warranties follows:

          Balance, January 1, 2002..................................   $1,251
          Provisions................................................      819
          Expenditures..............................................     (907)
                                                                       ------
          Balance, December 31, 2002................................    1,163
          Provisions................................................      412
          Expenditures..............................................     (311)
                                                                       ------
          Balance, March 31, 2003...................................    1,264
          Provisions................................................      398
          Expenditures..............................................     (210)
                                                                       ------
          Balance, June 30, 2003....................................    1,452
          Provisions................................................      517
          Increase due to acquisition (note 3)......................      418
          Expenditures..............................................     (210)
                                                                       ------
          Balance, September 30, 2003...............................   $2,177
                                                                       ------
                                                                       ------

     (b) LEGAL PROCEEDINGS

      (i) In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. During the second quarter of 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

     (ii) We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

8.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                     Three Months Ended        Nine Months Ended
                                                                        September 30,            September 30,
                                                                     ------------------        -----------------
                                                                      2003        2002          2003       2002
                                                                     ------      ------        ------     ------
    Cash received for
      Interest....................................................   $   95      $  117        $  259     $  812
      Income taxes................................................       --           4             4        165
    Cash paid for
      Interest....................................................       12          37            56        296
      Income taxes................................................       --          13            62         43
    Non-cash financing and investing activities
      Purchase of fixed assets funded by obligations under
        capital lease.............................................       --          --           113        267
      Issuance of common shares on acquisition (note 3)...........   22,377          --        22,377         --

9.   COMPARATIVE FIGURES

     We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Sierra Wireless, Inc.

                                By: /s/ Peter W. Roberts
                                    -----------------------------------------
                                    Peter W. Roberts, Chief Financial Officer

Date: October 24, 2003